Free Writing Prospectus Dated May 20, 2009	Filed pursuant to Rule 433(f) Registration Statement No. 333-153307

OceanFreight Inc. Free Writing Prospectus Published or Distributed by Media

On May 14, 2009, TradeWinds, a shipping industry newspaper located in Norway, published an article concerning OceanFreight Inc. (the "Company"), including an interview with Mr. Anthony Kandylidis, the Company's Chief Executive Officer and Interim Chief Financial Officer. The full text of the article is reproduced below.

The article published by TradeWinds was not prepared by or reviewed by us or any other offering participant prior to its publication.  You should consider statements published in the article or contained herein only after carefully evaluating all of the information in the registration statement on Form F-3 (File No. 333-153307) (the "Registration Statement") and the related prospectus supplement dated January 30, 2009, including the risks described therein and the documents incorporated by reference into the Registration Statement.  With the exception of statements and quotations attributed directly to Mr. Kandylidis, the article presented the author's opinion and the opinions of others, which are not endorsed or adopted by us.

The statements attributed to Mr. Kandylidis were not intended and should not be considered as offering material.

Full text of the TradeWinds Article

Cash-rich Kandylidis ready to splash out

A New York-listed Greek player is sitting on a pile of money following its capital-raising programme.

New York-listed shipowner OceanFreight is done with its capital-raising programme for now and is ready to buy ships at distressed levels later this year, its chief executive tells TradeWinds.

"Right now I'm sitting on $100m in cash," said chief executive Anthony Kandylidis.

"It means I'm going to have a quiet, relaxing summer and then come back in the fall and start buying ships from people who are on their knees," Kandylidis added.

The Greece-based mixed-fleet owner has been engaged in an "equity line of credit" agreement with finance company YA Global that allows it to sell up to $148m of its shares.

The original intent appeared to be to raise the $25m necessary to repay a "seller's credit" extended by Cardiff Marine, the private company operated by Greek shipowner George Economou, who is Kandylidis's uncle.

But plans can change, as Kandylidis relates in this week's interview, and OceanFreight has kept analysts guessing by continuing to issue shares well beyond the $25m in proceeds.

"We started out with a goal of paying back the seller's credit but our trading volume was very low and it took forever to get there [the first $25m]," Kandylidis said.

OceanFreight raised only a little over $6m in February and March combined and only hit the $25m target in late April.

"But once we did reach that goal, the volumes had improved significantly and we saw an opportunity to raise more capital for our balance sheet," Kandylidis said. "As a result, we're sitting in a very good position today. We have no problems with our covenants and our banks and we have enough cash to buy ships." Kandylidis estimates that total capital raised has been about $125m, or roughly $20m short of the maximum allowed under the YA Global pact.

OceanFreight owns nine bulkers and four tankers that it employs primarily on charters. It was trading at around $3 per share in February when it announced the capital-raise programme and the share price is roughly half that level today. OceanFreight had just under 22 million shares outstanding at the outset of the campaign. The current count is unclear but may be made known when the company reports quarterly results next week.

While OceanFreight has received some criticism for diluting its existing shares, it is not facing the sort of heat being trained on Economou's DryShips ( see story, below ).

With a recovery in the broader stock market and dry-bulk shipping shares in recent weeks, OceanFreight has been able to sell new shares into the rally, thus seeing its trading price stabilise or even improve slightly.

Oppenheimer analyst Scott Burk speculated on 29 April that OceanFreight might be ready to shut the equity programme down as it neared the $25m level in proceeds. Burk acknowledged last week that the owner essentially did the opposite, taking advantage of high volumes to issue new units with about 20% of the daily turnover.

"I don't think I can be criticised too much for dilution," Kandylidis said. "Not when you'd expect the price to be going down and it's been going up - to me that is not dilution.

"At any rate, if anybody should be complaining about dilution it probably should be me, since I still have my two million shares from the [2007] IPO [initial public offering]. I think I may be the only original shareholder left." Since Kandylidis has been willing to run a mixed fleet, his new cash-rich position raises an interesting question: does he see the upcoming bargains in bulkers or tankers?

"The first opportunities will be in dry bulk," he said. "Tanker valuations will weaken but they still have some way to go. For bulkers, we won't need to wait that long."

FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," and "expect" reflect forward-looking statements.

OceanFreight Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-201-435-3327.

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